                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            JUSTIN INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                         J ACQUISITION CORP. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                   482171105
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:
                             ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
     $ 583,075,462                                             $ 116,616
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 25,775,603 million shares of the outstanding Common Stock, par value $2.50 per share, of the Subject Company ("Subject Company Common Stock"), (ii) 2,826 shares of Subject Company Common Stock issuable upon the conversion of the 100 outstanding shares of Series Two Convertible Voting Preferred Stock, par value $2.50 per share, of the Subject Company (according to the Subject Company's most recent proxy statement), and
(iii) 1,705,885 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of June 19, 2000 and exercisable at an average exercise price of $12.65 (according to the Subject Company).

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,616

Form or Registration No.: Schedule TO

Filing Party: Berkshire Hathaway Inc. and J Acquisition Corp.

Date Filed: June 27, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               Page 1 of 3 Pages

            -------------------------------------------------------
            -------------------------------------------------------

This Amendment No. 1, filed on July 14, 2000, to the Tender Offer Statement on Schedule TO ("Schedule TO") filed by J Acquisition Corp., a Texas corporation ("Purchaser"), a wholly-owned subsidiary of Berskshire Hathaway Inc., a Delaware corporation ("Berkshire"), relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $2.50 per share (together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 6, 1989, as amended from time to time, between the Company and The Bank of New York, as Rights Agent, the "Shares"), of Justin Industries, Inc., a Texas corporation (the "Company"), at a purchase price of $22 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The seventh paragraph of "Section 8--Certain Information Concerning the Company" of the Offer to Purchase, which appears on page 19 of the Offer to Purchase, is hereby amended by deleting the second-to-the-last sentence of such paragraph and replacing it with the following:

          Parent takes no responsibility for the validity, reasonableness, accuracy or completeness of these forecasts.

ITEM 4.  TERMS OF THE TRANSACTION.

     The third paragraph of "Section 1--Terms of the Offer" of the Offer to Purchase, which appears on page 11 of the Offer to Purchase, is hereby amended to:

     (a) delete ", in its sole discretion" from the first sentence of such paragraph; and

     (b)  add the following two sentences at the end of such paragraph:

          All conditions to the Offer other than the regulatory approvals specified in "Section 15--Certain Legal Matters and Regulatory Approvals" will be satisfied or waived prior to the expiration of the Offer. Purchaser's exercise of its judgment as to the waiver of any material condition is subject to the rules and regulations of the SEC, which may require that the Offer remain open for five business days if Purchaser exercises its judgment so as to waive a material condition of the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended to add the following information:

     On July 11, 2000, the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was terminated by the Federal Trade Commission.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    J ACQUISITION CORP.

                                    By /s/ Marc D. Hamburg
                                    -------------------------------------------
                                    Name:   Marc D. Hamburg
                                    Title:  Vice President



                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    -------------------------------------------
                                    Name:   Marc D. Hamburg
                                    Title:  Vice President and
                                            Chief Financial Officer




Dated: July 14, 2000